Exhibit 4.3

First Amendment

to the

Invesco Ltd. 2010 Global Equity Incentive Plan (ST)

(as amended and restated October 10, 2017)

THIS FIRST AMENDMENT (this “Amendment”) is made as of May 9, 2019 to the Invesco Ltd. 2010 Global Equity Incentive Plan (ST), as amended and restated October 10, 2017 (the “Plan”). Any capitalized terms used and not defined herein shall have the meanings set forth in the Plan.

WHEREAS, pursuant to Section 14 of the Plan, the Board or the Committee may amend, alter or discontinue the Plan, so long as no amendment, alteration or discontinuation shall be made which materially impairs the rights of a Participant with respect to a previously granted Award without such Participant’s consent.

WHEREAS, the Board has determined to amend the Plan in the manner set forth below.

NOW, THEREFORE, the Plan is hereby amended as follows:

1.

Section 6(a) of the Plan is hereby amended and restated in its entirety as follows: “Subject to adjustment as described in Section 6(d), the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be 8,500,000.”

2.	This Amendment and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Georgia without giving effect to the conflict of laws principles thereof.

3.	Except as amended above, the Plan shall remain in full force and effect.